UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RECEPTOS, INC.
(Name of Subject Company (Issuer))
STRIX CORPORATION
(Offeror)
A Wholly-Owned Subsidiary of
CELGENE CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.001 PAR VALUE	756207106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Robert J. Hugin
Chairman and Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Ori Solomon, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$7,561,571,592.00	$878,654.62

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of  (a) 32,592,981 shares of common stock, $0.001 par value per share, of Receptos, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 31,606,369 Shares issued and outstanding and (ii) 986,612 Shares issuable upon the exercise of outstanding options exercisable prior to December 31, 2015), multiplied by (b) the offer price of  $232.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 27, 2015, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Strix Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”), other than any Shares that are owned immediately prior to the commencement of the Offer by Celgene, Purchaser, Receptos or any of their wholly-owned subsidiaries, at a price of  $232.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2015 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Receptos, Inc., a Delaware corporation. Receptos’ principal executive offices are located at 3033 Science Park Road, Suite 300, San Diego, California, 92121. Receptos’ telephone number at such address is (858) 652-5700.

(b)
This Schedule TO relates to the issued and outstanding Shares of Receptos. According to Receptos, as of July 27, 2015, there were an aggregate of  (i) 31,606,369 Shares issued and outstanding, (ii) outstanding options to purchase 2,005,379 Shares and (iii) outstanding restricted stock units with respect to 376,612 Shares.

(c)
The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
This Schedule TO is being filed by Purchaser and Celgene. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Celgene” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Celgene,” “Background of the Offer; Contacts with Receptos” and “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” and “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.
The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and Celgene” and “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Receptos,” “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1)	The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Celgene,” “Background of Offer; Contacts with Receptos” and “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(a)(2), (3)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Receptos; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)	The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)	Offer to Purchase, dated July 28, 2015
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on July 14, 2015(1)
(a)(5)(B)	Joint Press Release issued by Celgene and Receptos on July 14, 2015(2)
(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on July 14, 2015(3)
(a)(5)(D)	Summary Newspaper Advertisement as published in The New York Times on July 28, 2015
(a)(5)(E)	Press Release issued by Celgene on July 28, 2015
(b)	Commitment Letter, dated as of July 14, 2015, by and among Celgene, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC(4)
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2015, by and among Purchaser, Celgene and Receptos(5)
(d)(2)	Tender and Support Agreement, dated as of July 14, 2015, by and among Purchaser, Celgene and certain stockholders of Receptos(6)

(d)(3)	Nondisclosure Agreement, dated as of August 28, 2013, as amended August 28, 2014 and March 6, 2015, by and between Celgene and Receptos
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15988242)

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15988242)

(3)
Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Celgene and Purchaser on July 15, 2015

(4)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)

(5)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)

(6)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)

Item 13.    Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2015
CELGENE CORPORATION
By:	/s/ Peter N. Kellogg
Peter N. Kellogg Executive Vice President and Chief Financial Officer
STRIX CORPORATION
By:	/s/ Peter N. Kellogg
Peter N. Kellogg Chief Financial Officer

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated July 28, 2015
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on July 14, 2015(1)
(a)(5)(B)	Joint Press Release issued by Celgene and Receptos on July 14, 2015(2)
(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on July 14, 2015(3)
(a)(5)(D)	Summary Newspaper Advertisement as published in The New York Times on July 28, 2015
(a)(5)(E)	Press Release issued by Celgene on July 28, 2015
(b)	Commitment Letter, dated as of July 14, 2015, by and among Celgene, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC(4)
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2015, by and among Purchaser, Celgene and Receptos(5)
(d)(2)	Tender and Support Agreement, dated as of July 14, 2015, by and among Purchaser, Celgene and certain stockholders of Receptos(6)
(d)(3)	Nondisclosure Agreement, dated as of August 28, 2013, as amended August 28, 2014 and March 6, 2015, by and between Celgene and Receptos
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15988242)

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15988242)

(3)
Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Celgene and Purchaser on July 15, 2015

(4)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)

(5)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)

(6)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Celgene on July 15, 2015 (File Number: 15990015)